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                                                                 EXHIBIT (a)(3)

March 21, 2000

Dear Stockholder:

  I am pleased to inform you that on March 13, 2000, The Times Mirror Company (the "Company") entered into a merger agreement with Tribune Company ("Tribune") that provides for the acquisition of the Company by Tribune. Under the terms of the merger agreement, Tribune has commenced a tender offer for up to 28 million shares of the Company's common stock at $95 per share in cash. Following completion of the tender offer, in the second-step merger, outstanding shares of the Company not held by the Company or Tribune will be converted into the right to receive $95 per share in cash, or 2.5 shares of Tribune common stock, or a combination of both at the election of the stockholders. However, because Tribune has only offered to purchase up to 28 million shares of the Company's common stock for cash, if the tender offer is fully subscribed, only shares of Tribune common stock will be exchanged in the merger. Therefore, stockholders who desire cash for their shares should tender their shares in the offer.

  YOUR BOARD OF DIRECTORS HAS APPROVED THE OFFER AND THE MERGER AND HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE ADVISABLE, FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT ALL STOCKHOLDERS OF THE COMPANY WHO DESIRE TO RECEIVE CASH FOR THEIR SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors. These factors included, among other things, the opinion dated as of March 13, 2000, of Goldman, Sachs & Co. ("Goldman"), financial advisor to the Company, that, as of such date, the stock and cash consideration to be received by the holders of shares of the Company's common stock, in the aggregate, is fair from a financial point of view to the holders of shares receiving such consideration. The full text of this opinion, which sets forth the procedures followed, matters reviewed and assumptions made by Goldman and presented by Goldman to the Board of Directors, is included in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 that is included with this letter and should be read in its entirety.

  Also enclosed from Tribune is its Offer to Purchase, together with related materials to be used for tendering your shares. These documents provide instructions on how to tender your shares and set forth the terms and conditions of the offer and other important information. We encourage you to read the enclosed materials carefully.

  Thank you for the support you have given to the Company over the years.

                                          Sincerely,

                                          /s/ Mark H. Willes
                                          Mark H. Willes
                                          Chairman of the Board, President and
                                           Chief Executive Officer